

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, New York 10065

   Re: Ascendant Digital Acquisition Corp.
     Amendment No. 1 to Registration Statement on Form S-4
     Filed May 11, 2021
     File No. 333-254720

Dear Mr. Gerhard:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed May 11, 2021

U.S. Federal Income Tax Considerations, page 155

1. We note your response to prior comment 13; however, if you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code then you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and your related risk factor to make clear that it is uncertain whether the domestication will qualify as a tax-free reorganization and the potential consequences to shareholders.

Introduction, page 169

2. We note you expect the Business Combination to be accounted for akin to a reverse recapitalization. Since it is not a business combination, please revise how you characterize the merger with ADAC here, and throughout your filing, to reflect its substance.

Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 178

3. We note in your response to comment 17 that BSG PubCo has the option to redeem Common Units and shares of BSG PubCo Class B common stock by either issuing an equal number of shares of BSG PubCo Class A common stock or paying cash. Please explain to us in detail how BSG PubCo will make the decision to issue shares or pay cash. Tell us who will make the decision and how it will be made. In this regard, we note the BSG Members will hold a controlling voting interest in BSG PubCo.

General

4. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

5. You note in your filing that Beacon Street Group relies upon the "publisher's exclusion" from the definition of an investment adviser under section 202(a)(11)(D) of the Investment Advisers Act of 1940. Please provide a detailed legal analysis of how the activities of Beacon Street Group fit within this exclusion under the Advisers Act. In addition, please provide a detailed explanation of how Beacon Street Group's activities are of general and impersonal nature, including how individualized Beacon Street Group's services and tools are for its clients.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elliott Smith, Esq.